Northern Tier Energy LLC

Northern Tier Finance Corporation

38C Grove Street, Suite 100

Ridgefield, Connecticut 06877

May 14, 2012

By Facsimile and EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Tier Energy LLC
Northern Tier Finance Corporation
Registration Statement on Form S-4 (as amended)
File No. 333-178458

Dear Mr. Schwall:

On behalf of Northern Tier Energy LLC and Northern Tier Finance Corporation (collectively the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 10:00 a.m. (Washington, D.C. time) on May 14, 2012, or as soon thereafter as practicable. As requested by the Staff of the Securities and Exchange Commission in its letter dated May 1, 2012, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has also been transmitted via EDGAR.

Very truly yours, Northern Tier Energy LLC Northern Tier Finance Corporation

By:	/s/ Peter T. Gelfman
Name:	Peter T. Gelfman
Title:	Vice President, General Counsel and Secretary